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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady, Esq.
Winston & Strawn
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IRI to be Acquired by Symphony Technology Group
and Tennenbaum Capital Partners
Symphony and Tennenbaum to Make Tender Offer of $3.30 Per Share In Cash,
Plus Right to Portion of Potential Lawsuit Proceeds

        CHICAGO—June 29, 2003—Information Resources, Inc. (Nasdaq: IRIC), a leading provider of consumer information and insights to the consumer packaged goods (CPG) industry, announced today that it has entered into a definitive agreement to be acquired by a newly formed corporation owned by Symphony Technology II-A, L.P., a leading investor in enterprise software and related services businesses, and by Tennenbaum Capital Partners, LLC, a private investment firm. IRI's Board of Directors has unanimously approved the acquisition.

        Pursuant to the agreement, the newly formed corporation owned by Symphony and Tennenbaum will commence a tender offer for all outstanding shares of IRI. Under the terms of the transaction, the company will offer IRI stockholders $3.30 per share in cash, without interest. Stockholders also will receive one contingent value right (CVR) per share of IRI common stock held by them. By virtue of their ownership of the CVRs, CVR holders will be entitled, in the aggregate, to 60% of any proceeds, subject to certain adjustments as described in more detail below, from IRI's antitrust lawsuit against ACNielsen (now owned by VNU NV), The Dun & Bradstreet Corp., and IMS International, Inc. The cash portion of the tender offer price represents a premium of approximately 11% over the $2.98 closing price of IRI's stock on June 27, 2003.

        "The combination of IRI and Symphony has the potential to change the competitive dynamics of our industry. Symphony and IRI share a vision of enabling CPG manufacturers and retailers to improve revenue, profit and other key elements of business performance by extracting significantly greater value from the enormous quantities of consumer and sales data available to them. This union takes that vision one step closer to reality by creating the first and only provider of market-based business intelligence solutions for the CPG industry," said Joe Durrett, Chairman and CEO of IRI.

        The tender offer is scheduled to begin on or before July 14, 2003 and is expected to be completed in August 2003. The tender offer will be followed by a merger in which all remaining IRI stockholders will receive the same per share consideration received by tendering stockholders in the tender offer. The transaction is subject to customary conditions including standard regulatory approvals. Following the completion of the transaction, IRI will become a privately held company in the Symphony and Tennenbaum portfolios.

        Under the terms of the transaction, Symphony and Tennenbaum have committed up to $10 million to fund prosecution of the lawsuit and to pay expenses in connection with the lawsuit. The parties have the right to raise additional funding should that be necessary. The acquiring company and IRI will set up a separate governing body to pursue IRI's claims and distribute any eventual proceeds. The company will pay each holder of a CVR a pro rata share of approximately 60% of the proceeds of any recovery in the litigation after adjustments for certain items, including for taxes and contingency fees. These CVRs will be non-transferable, except by will, upon death, or by operation of law.

        "For shareholders, this transaction locks in the gains in IRI's stock price over the past several months, funds the cost of litigating the antitrust suit against ACNielsen and other defendants, and enables IRI shareholders to participate in any future proceeds from that suit," said Durrett.

        Earlier this year, IRI announced that it had retained the investment-banking firm of William Blair & Company, LLC to explore strategic options with regard to enhancing shareholder value. This agreement is a result of that process.

        "IRI's Board of Directors has gone through a comprehensive process over the last six months to determine how we could generate the greatest value for our stockholders. This merger accomplishes that, and it accelerates the evolution of IRI's business strategy," said Durrett.

Strategic Benefits

        The combination of IRI and Symphony leverages IRI's unique and powerful census level data and its data integration and analytic capabilities with Symphony's enterprise software applications to create the first and only provider of market-based business intelligence for the CPG industry.

        IRI is a leading provider of market-based data and analytic products and services for the CPG industry. It is the only company that provides census data on point-of-sale transactions from more than 48,000 retail outlets in the U.S. and Europe and consumer information from its 70,000-household panel. This level of data quality and granularity is a critical element as clients move beyond monitoring broad sales trends and into using the data to fuel real-time business intelligence applications that can improve performance in areas such as inventory and supply chain management.

        Symphony, through portfolio companies such as SymphonyRPM, provides proprietary real-time performance management solutions that can help CPG manufacturers and retailers extract more value from enormous quantities of data by integrating internal and third-party data, making it easier to expand the use of marketing data throughout the company, and linking marketing decisions to sales, operations and overall financial performance.

        In combination with Symphony, IRI will have access to added resources and capabilities from the Symphony portfolio companies. This will enable IRI to expand coverage by collecting more data from additional retail channels and outlets and to integrate that data with innovative technology solutions in ways that provide CPG manufacturers and retailers with the business intelligence to improve revenue, profit, and other measures of performance.

        "Prior to making this acquisition we met and talked with numerous CPG manufacturers and retailers," said Bob Evans, Managing Director of Symphony Technology Group. "What we heard is that they want three things. First, better data, both point-of-sale and panel data, with greater coverage of all the channels through which they sell to consumers, delivered faster and more reliably. Second, they want powerful yet easy-to-use analytic tools that enable them to get more insight, more value from the data. Third, they want a dynamite client services organization that understands their business and is constantly focused on developing innovative approaches to improve the profitability of their sales and marketing activities. We believe we can combine IRI's market leading capabilities in these areas with the proprietary, real-time performance management technology and solutions we have developed at Symphony to meet these needs at every CPG manufacturer and retailer."

        "Symphony and Tennenbaum have significant financial resources, strategic and operational capabilities, and technical expertise. This union will enable IRI to deliver dramatically greater value to CPG manufacturers and retailers, both by providing more data from additional channels and by applying technology and analytics to make the data more valuable," said Durrett.

        "This transaction has the potential to change the competitive dynamics of this industry. We look forward to doing more such transactions, especially with Symphony," said Michael E. Tennenbaum, Senior Managing Partner of Tennenbaum Capital Partners.

Conference Call Notice

        IRI will conduct a conference call to discuss the transaction on Monday, June 30, 2003 at 10:00 a.m. Central Time. The dial-in number to listen to this conference is (877) 244-8007 for domestic calls and (706) 634-1503 for international calls. Participants should call in at least 15 minutes prior to the 10:00 a.m. start time to be connected to the call. A recording of this call will be available beginning at 12 noon Central Time on Monday, June 30, 2003. The dial-in number for this recording is (800) 642-1687 for domestic calls and (706) 645-9291 for international calls. The access code is 1554554 followed by the pound key (#). A Web cast replay of the call will be available on www.infores.com.

About Symphony Technology Group, LLC

        Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

        Symphony, through its portfolio company, SymphonyRPM, also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

        Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

        IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. The Company supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Antitrust Suit

        Information Resources, Inc. has filed an antitrust action against The Dun & Bradstreet Corp., ACNielsen (now owned by VNU NV) and IMS International, Inc. in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et al. No. 96 CIV. 5716. IRI alleges that, among other things, the defendants violated Sections 1 and 2 of the Sherman Act, 15 U.S.C. Sections 1 and 2, by engaging in a series of anti-competitive practices aimed at excluding IRI from various export markets for retail tracking services and regaining monopoly power in the United States market for retail tracking services. IRI is seeking to recover damages in excess of $350 million prior to trebling. A trial date has been set for September 20, 2004.

Contingent Value Rights

        Pursuant to the tender, each shareholder will receive one CVR as part of the consideration for the IRI common stock. The CVR is a highly speculative instrument the value of which will depend on IRI's recovery, if any, in the litigation. Under the terms of the CVR, the acquiring company is obligated to pay to each holder of a CVR a pro rata share of approximately 60% of the proceeds of a recovery in the litigation after adjustments for certain items, including for taxes that IRI has to pay on the recovery (assumed to be at a rate of 34%) and contingency fees paid with respect to the litigation.

        As part of the transaction, Symphony and Tennenbaum have committed up to $10 million, payable upon consummation of the transaction, to fund the prosecution of the litigation and to pay the expenses incurred in connection with prosecuting the litigation. The parties have the right to raise additional funding if that proves necessary. To the extent the expenses incurred in connection with prosecuting the litigation are less than $10 million, the difference shall be paid to the CVR holders.

        The parties have agreed that a body of rights agents will be appointed to direct the litigation on behalf of IRI and the CVR holders. The acquiring company will name two of the rights agents, and IRI will name two of the rights agents. A fifth independent member will then be selected as the fifth and final rights agent. In general, a majority of the rights are required for a decision relating to the litigation. However, one or both of the rights agents appointed by IRI will run the day-to-day workings of the litigation. Further, a majority of the rights agents (other than the independent rights agent) will be required to agree to settle the litigation.

        Subject to some limited exceptions, the CVRs will not be transferable.

Important Information for Investors and Stockholders

        The tender offer for the outstanding shares of IRI referred to in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IRI. At the time the tender offer is commenced, a newly formed corporation that is owned by Symphony and Tennenbaum will file a Tender Offer Statement with the Securities and Exchange Commission and IRI will file a Solicitation/Recommendation Statement with respect to the tender offer.

        The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of IRI, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.

Safe Harbor

        This document contains certain forward-looking statements with respect to IRI and the plans or objectives for IRI and Symphony. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risks that sufficient tenders by IRI stockholders are not received or that necessary regulatory approvals are not obtained. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations and products, and general risks associated with the companies' businesses. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements made by or on behalf of IRI speak only as of the date they are made. IRI does not undertake to update any forward-looking statements.

# # #

Media Contacts:

Kristin Van	John McIndoe	Emily Mendell
IRI	IRI	The Weiser Group
312-474-3384	312-474-3862	610-359-9609
kristin.van@infores.com	john.mcindoe@infores.com	emendell@weisergroup.com
Michael E. Tennenbaum Tennenbaum Capital Partners 310-566-1000 mailbox@tennenco.com

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IRI to be Acquired by Symphony Technology Group and Tennenbaum Capital Partners Symphony and Tennenbaum to Make Tender Offer of $3.30 Per Share In Cash, Plus Right to Portion of Potential Lawsuit Proceeds